November 14, 2014

VIA EDGAR

Monique S. Botkin

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement for
GAMCO Global Gold, Natural Resources & Income Trust
(the “Company”) (333-198978 and 811-21698)

Dear Ms. Botkin:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on November 14, 2014 so that it may become effective by 4:00 p.m. (New York time) on Tuesday, November 18, 2014 or as soon thereafter as practicable.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests that you notify Thomas A. DeCapo (617-573-4814) or Steven Grigoriou (416-777-4727) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Pre-Effective Amendment No. 1 to the Registration Statement has been declared effective.

Very truly yours,

GAMCO GLOBAL GOLD, NATURAL RESOURCES & INCOME TRUST

/s/ Agnes Mullady
Name: Agnes Mullady
Title: Treasurer